

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 17, 2009

Ms. Doris A. Meyer
Chief Financial Officer
Midway Gold Corp.
15782 Marine Drave – Unit 1
White Rock, British Columbia
Canada V4B 1E6

>   **Re: Midway Gold Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed April 1, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **Filed May 11, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
>   **Filed August 11, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
>   **Filed November 9, 2009**
>   **Definitive Proxy Statement**
>   **Filed June 2, 2009**
>   **File No. 1-33894**

Dear Ms. Meyer:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note that your Form 10-K purports to incorporate the required Part III information by reference to the definitive proxy statement relating to your annual meeting of shareholders. For the second consecutive year, you filed the DEF14A later than the time period that General Instruction G(3) of Form 10-K provides. You also failed to file an amended Form 10-K to provide the omitted Part III information within the 120-day period set forth in General Instruction G(3). Therefore, both Forms 10-K were filed in incomplete form. Describe what steps you have taken, if any, to ensure that this deficiency does not recur.

2.   You may refer to Compliance and Disclosure Interpretations, Question and Answer 104.09 on the sec.gov website with regard to Form 10-K. See http://www.sec.gov/divisions/corpfin/cfguidance.shtml#othereaf

        Please note that you will be unable to use Form S-3 for any offering until you become and remain a timely filer for at least twelve months. See generally Form S-3, General Instruction I.A.3. In that regard, we also refer you to C&DI Question and Answer 115.04.

Management's Discussion and Analysis, page 43

Results of Operations for the Year Ended December 31, 2008 compared to the Years Ended . . ., page 47

3.   We note that your net loss in 2008 was 50% higher than in 2007. However, the current disclosure does not adequately address the principal factors that caused this material change in your operating results. Please provide an enhanced discussion to explain further the reasons for the increases in reported net losses across the periods presented.

Controls and Procedures, page 53

4.   We note management's conclusion that your disclosure controls and procedures and internal control over financial reporting were ineffective as of December 31, 2008 due to two identified material weaknesses. Please revise to disclose when the material weaknesses were first identified, by whom they were identified, and when they first began. With respect to your remediation plans, disclose all material costs foreseen or incurred.

Financial Statements

General

5.   We note that you omitted disclosures concerning your acquisition of Pan-Nevada
        Gold Corporation that were included in Note 3 to your financial statements for the
        fiscal year ended December 31, 2007, filed with your Form 10-K for the prior
        year. Please understand that the requirement for comparative financial statements
        extends to the disclosures in the notes pertinent to each year. You may refer to
        paragraph 2 of Chapter 2 of ARB 43 if you require further clarification.

Definitive Proxy

Proposal 1 – Election of Directors

6.   Please ensure that you provide the complete five-year biographical sketch
        required by Item 401(e) of Regulation S-K, filling in any gaps or ambiguities with
        respect to employers and positions. Where positions have changed, disclose the
        date of the change and the positions held. For example, provide the required five
        year business disclosure for Messrs. Wolfus and Yu. Expand your biography of
        Ms. Meyer to disclose her business experience between the time she left
        Queenstake in 2004 until she joined Midway in 2006. In addition, we note that
        Ms. Meyer is currently the chief financial officer of several publicly traded
        companies. Please disclose the portion of her professional time devoted to your
        business.

7.   We note that you have only provided compensation disclosure for your chief
        executive officer and chief financial officer because no other executive officer
        was awarded, earned, or was paid compensation in excess of $150,000. However,
        the instruction to Item 402(a)(3) of Regulation S-K only exempts disclosure for
        executive officers whose total compensation does not exceed $100,000. Please
        confirm, if true, that no other officer received in excess of $100,000, or revise to
        provide the required disclosure. Also state explicitly, if true, that you have no
        other executive officers.

Outstanding Equity Awards at Fiscal Year End, page 16

8.   As required by Instruction 2 to Item 402(f)(2) of Regulation S-K, disclose by
        footnote the vesting dates of all options held at fiscal year end.

Executive Compensation Program Overview, page 15

9.   Explain why you discuss the 2007 salary comparison, rather than the 2008 salary comparison, and revise as needed.

Director Compensation Agreements and Summary of Director Compensation Policies, page 19

10.   Please explain the wide variance with regard to the compensation your directors received in 2008, discussing how you determined the amounts in each case. We note that in 2009 you will pay your directors a flat fee of $500 per meeting.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Controls and Procedures, page 41

11.   In your Form 10-Q for the fiscal quarter ended March 31, 2009, you state that your disclosure controls and procedures were effective and that you had implemented changes in your internal control over financial reporting relating to the two material weaknesses identified in this Form 10-K. This conclusion was reiterated in your Form 10-Q for the fiscal quarter ended June 30, 2009. However, in your Form 10-Q for the fiscal quarter ended September 30, 2009, you state without further elaboration that your disclosure controls and procedures were ineffective. Please advise us why your management concluded that your disclosure controls and procedures were ineffective as of September 30, 2009, given that you did not disclose any changes in your internal control over financial reporting.

Engineering Comments

Spring Valley Property, Pershing County, Nevada, page 10

12.   We note you disclose resource estimates in several areas of the document pertaining to your Spring Valley project without adequately identifying the resource classification. With the passage of National Instrument 43-101 (NI 43-101) in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of NI 43-101 or you will need to remove disclosure of the non-compliant estimates. Please revise your disclosures accordingly.

Mineral Resources, page 29

13.   We see that you have summarized measured and indicated resources for your Pan
        Project. Please report these material classifications separately.

Exploration, page 36

14.   We note you disclose a historic resource estimate for your Golden Eagle project.
        Please note that while the guidance in National Instrument 43-101 (NI 43-101)
        permits the disclosure of an historical estimate made prior to its adoption, you
        would need to also provide the following information under these circumstances:

        • Identify the source and condition of the historical estimate

        • Comment on the relevance and reliability of the historical estimate

        • State whether the historical estimate uses categories other than those
          prescribed by NI 43-101

        • Include any more recent estimates or data available.

        Please revise your disclosure to comply with this guidance.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        · the company is responsible for the adequacy and accuracy of the disclosure in the
          filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact John Lucas at (202) 551-5798, Timothy Levenberg at (202) 551-3707, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director